Exhibit 99.2

QUIPT ANNOUNCES THAT IT ANTICIPATES A TEMPORARY DELAY IN THE FILING OF FINANCIAL STATEMENTS AND APPLICATION FOR MANAGEMENT CEASE TRADE ORDER

Cincinnati, Ohio – December 16, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, announces that it anticipates that it will miss the deadline of December 29, 2021 to file the Company’s audited annual financial statements and management discussion & analysis for the financial years ended September 30, 2021 and 2020, and the CEO and CFO certificates, all as required by National Instrument 51-102 and National Instrument 52-109 (collectively, the “Documents”).

The delay is due, in part, to the accelerated deadline for the Company to complete the Documents as a result of its listing its Common Shares for trading on the Nasdaq Capital Market and the expedited basis in which the Company’s auditors had to complete the audit. Accordingly, the Company has informed the British Columbia Securities Commission (“BCSC”) of its anticipated delay in filing the Documents and has applied to the BCSC pursuant to Part 4 of National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”) for a Management Cease Trade Order (“MCTO”) pending the filing of the Documents, which MCTO will prohibit the Company’s management from trading in the securities of the Company until such time as the Documents are filed. No decision has yet been made by the BCSC on this application.

If a MCTO is issued, during the period of default and until the filing of the Documents, the Company intends to satisfy the provisions of the “alternative information guidelines” as set out in NP 12-203, including the requirement to file bi-weekly status reports in the form of news releases containing prescribed updating information. There can be no assurance that a MCTO will be issued. The Company intends to work diligently and expeditiously with its Auditors and expects to file the Documents as soon as possible but no later than its historical deadline of January 28, 2022.

Until the Company has filed the Documents, members of the Company’s management and other insiders are subject to an insider trading black-out as per its insider trading policy. The Company confirms that, other than as disclosed in prior press releases and material change reports, there have been no material business developments since the filing of the Company’s latest interim financial report.

The Company is not currently subject to any insolvency proceedings. If the Company provides any information to any of its creditors during the period in which it is in default of filing the Documents, the Company confirms that it will also file material change reports on SEDAR containing such information as is required.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking information” as such term is defined in applicable Canadian securities legislation. The words “may”, “would”, “could”, “should”, “potential”, “will”, “seek”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions as they relate to the Company, including statements with respect to the issuance of a MCTO in respect of the Company, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com